# Invest in Groomit

Groomit is an on-demand platform that connects pet owners with pet stylists.



🐦 🅕 🅐 🔊 **GROOMIT.ME** YONKERS NY

Software  Technology  Services  Lifestyle  App

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**ABOUT**    UPDATES 8    REVIEWS 44    ASK A QUESTION 10

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## Why you may want to invest in us...

1. Generated $1.5 million in revenue in the NY market, easily scalable to major metro cities.

2. 20,000+ registered users, 12,000+ groomings completed. Extensive network with 50+ expert groomers.

3. Underserved pet grooming market of over $6 billion/yr and 7% annual growth.

4. Increased demand as an essential solution post-COVID-19 with limited contact grooming.

5. Partnerships with numerous building management companies and veterinarians that drive awareness

6. Highly reviewed by users on Yelp & Google Reviews 4.5+

7. Built and own the powerful full-stack platform that enables monitoring and maintaining of user/groomer relationship

8. $2.5 million raised in investments & funding

## Why investors ❤ us

WE'VE RAISED $2,611,222 SINCE OUR FOUNDING



*I've chosen to invest in Groomit for several reasons.*

*First, the business model is sustainable, scalable, and an outright better service offering to pets and pet parents.*

*Second, it is a positive example of what a company operating in the gig economy should be. Groomers are compensated fairly at above market rates and share in the majority of the revenue earned from the Grooming.*

*Third, the market demand for such a service is massive and pet ownership is growing. Lastly, and perhaps most important, it is run by a CEO that knows how to get things done and has a proven track record building successful companies.*

*This is evidenced by the company continuing to scale despite the pandemic. The CEO derisks the investment and execution risk. In today's world, it is my humble opinion that companies who offer a superior service, take care of their people and clients, and have the runway to scale are bound for success.*

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**Saleem Elmasri** Managing Partner, Titan Advisory Services

LEAD INVESTOR ⓘ    INVESTING $25,000 THIS ROUND



*I believe in the vision of Sohel and the leadership of Anna Zege*

**David Eitches** ⭐

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**Our team**



**Sohel Kapadia**
CEO
*Build startup company to connect 10 Mill Users every month to make international phone calls. Peak revenue 180 Mill*




**Lars Rissmann**
COO
*Implemented european company in the north american market to grow to 35 mill revenue.*




**Anna Zege**
Vice President Quality Control
*Pet Business Background & Wealth Management, Business degree NYU.*


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**In the news**



**On Demand Apps**
Sit back and relax because these apps will be sure to make sure your errands get done- and you don't even need to leave your house!
July 28, 2020 @ nbcnewyork.com

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**Downloads**

⬇ Groomit Pitchdeck.pdf

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# We offer same-day pet grooming bookings with completely customizable service packages, all set up easily through our app.

Grooming is not just important in ensuring you have a happy pet, but a healthy one too.

But pet grooming is an ongoing effort and sometimes quite the time sink! Many would like to groom their pet more, but with how busy family and/or work life can be, it can be hard to simply find the time. **This is where we at Groomit step in!**

We excel in ensuring pets receives all the grooming they need to a professional standard. Our groomers have a passion for pets like no other; and to top it all off, they perform their work in pet owners home!

So if a pet could use a touch-up whether it be dog grooming or cat grooming we can handle it.



**As pet owners and lovers we realized that:**

- Dogs and cats' parents need to wait for weeks to get an appointment with a good groomer.
- Pets get anxious about traveling to unfamiliar environments (mobile grooming and salons).
- There are serious pet health concerns in cages at salons & multiple handlers.
- Difficult finding good & reliable groomers consistently.





### Groomit is the solution

In-home pet grooming services, such as our own, come with many benefits for your lovely animals. **We offer a grooming service that**:

- A person can schedule an appointment for the **same day** through our mobile app.
- Pet owners can book at their **desired time**, anytime.
- **No traveling** required - the groomer comes to your home or apartment.
- A **personalized and safe** experience for the pet in a familiar environment.
- Pets receive the best care with **natural & organic products**.
- Have an extensive network of **certified & insured groomers.**



*We've featured in NY Times, July 2020.*

With our services at Groomit, owners get even more benefits. they can pick a favorite groomer, meaning that you can continue to get the same groomer for subsequent appointments.

It's also incredibly easy to set up appointments! Through our app or the website, they can have a confirmed appointment within minutes.

Additionally, all of our groomers follow the safety procedures recommended by the CDC and the WHO, so you can rest easy knowing that there is a minimal risk of Coronavirus.

### Trends



### How it works

**Pick it** Choose one of our three grooming packages for your dog or cat. Personalize their experience by selecting some of our organic shampoos and optional add-ons.

**Book it** Schedule an in-home grooming appointment for when it is most convenient for you. We even offer same-day appointments.

**Groom it** Now you can simply sit back and relax!




Add Dog Profile

## UX/UI and tech stack Improvement

With our team in Argentina, we are constantly looking to be on top of the technology stack helping pet parents to have the best experience while booking a grooming appointment with their pets.


Select Size
Small
Medium
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X-Large
Choose a Service Package
Gold
Eco
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Bruno
Gold Package
Lavander & Sweet Almond
Jun Seo
has been grooming for 8 years. She is a dog lover and treats every dog as his own. Jun is experienced in Dogs health and dermatology
4.0
Favorite Groomer

## Groomit is highly reviewed


Kent Nunez
Positive: Professionalism, Quality, Reliability, Responsiveness, Value
We have been using Groomit since it started. We love it. We have two small dogs and prior to Groomit We would take them to a dog grooming office. Our dogs love being groomed at home versus going to the office. The groomer from Groomit are truly amazing. Best of all now I get to see exactly what is being done to my dogs versus an office where they would be taken to the back. I Highly recommend this service.
elizabeth tobey
Positive: Professionalism, Quality, Reliability, Responsiveness
Groomit was fantastic. The groomer did an amazing job and I was sure to sanitize the space for her and she was very good about being safe and considerate herself. Will definitely use her again.
Rhonda Looper
Positive: Professionalism, Quality, Responsiveness
Booked an appointment at short notice, then had to make a change. Appointment was adjusted quickly. Also, the groomers are extremely friendly & patient with our somewhat difficult dog.
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Groomit - In Home Dog / Cat Grooming
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4.9 239 Google reviews
Hours: Open 24 hours
Phone: +1 888-396-7170
Appointments: groomit.me
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Q: Do they also offer in home cat grooming?
A: Yes! :)
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*Google Reviews*


Groomit
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69 reviews
Details
Pet Groomers
Open 8:00 AM - 10:00 PM
Hours updated 1 month ago
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COVID-19 Updates
"We take all precautions: Face-mask, Gloves, Shoe Covers, Social Distancing, Sanitize all tools after every grooming. If you have questions please email help@groomit.me"
Posted on June 29, 2020
Updated services
In-person visits
Health & safety measures
From the business
Contactless payments
Masks required
Staff wears gloves
Staff wears masks
Sanitizing between customers
Social distancing enforced
Services Offered
Verified by Business
Anal Gland Expression
Bath
Blow Drying
Body Trimming
Coat Conditioning
Ear Cleaning
Eye Cleaning
Finishing Spray
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Response time
10 minutes
Response rate
100%
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163 locals recently requested an appointment
$10 Off First Appt - Code YP10
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groomit.me
(917) 719-0390
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*Yelp Reviews*

# Investor Q&A

+ EXPAND ALL

**What does your company do?** ⌄

An on-demand platform that connects pet owners with pet stylists for in-home grooming services

**Where will your company be in 5 years?** ⌄

In five years we plan to be in 30 cities and help 1 million pets get groomed in home at most comfortable environment.

**Why did you choose this idea?** ⌄

**How far along are you? What's your biggest obstacle?** ⌄

**Who competes with you? What do you understand that they don't?** ⌄

**How will you make money?** ⌄

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?** ⌄



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